Exhibit 99.1

Perion Delivers Another Strong Quarter, with 31% Revenue
Growth and 141% Growth in Net Income

Company increases 2022 adjusted EBITDA guidance from $102M to at least $120M as a result of a sustainable improvement in profitability

Tel Aviv & New York – November 9, 2022 – Perion Network Ltd. (NASDAQ & TASE: PERI), a global advertising technology company whose synergistic solutions are delivered across the three primary channels of digital advertising – ad search, social media and display/video/CTV advertising – today reported record financial results for the third quarter ended September 30, 2022.

Doron Gerstel, Perion’s CEO, stated, “Once again, Perion outperformed the adtech industry – and we believe will continue to do so for the following reasons:
•	We are leveraging our diversification strategy as advertisers are shifting their direct response budgets from social advertising (mainly Facebook) to search advertising
•	We are continuously expanding our profit margins, which demonstrates the strategic and economic value of our Intelligent HUB (iHUB)
•	We are bringing innovation – through SORT™ – in response to advertiser recognition that privacy matters more than ever
•	We are meeting our clients’ objective to enhance their brand equity by increasing user engagement through Perion’s High-Impact ad suite.”

“This was the eighth consecutive quarter we delivered top and bottom-line double-digit growth on a year-over-year basis,” Mr. Gerstel continued. “The 145% year-over-year increase in operating cash flow to nearly $35 million, reflects the significant earnings power of our business model. With a cash position of $390 million at quarter end, we have significant dry powder to execute on our growth strategy, delivering value to shareholders for years to come.”

Third Quarter 2022 Business Highlights

•	Media margin increased to 41%, compared with 39% in Q3 2021

•	Adjusted EBITDA to revenue ex-TAC of 51% vs. 37% last year. This is among the highest in the industry

•	Video revenue increased by 209% year-over-year, representing 44% of Display Advertising revenue

•	CTV revenue increased by 134% year-over-year, representing 9% of Display Advertising revenue compared with 5% last year

•	SORTTM spending increased by 25% over the previous quarter, driven by an 11% increase in the number of customers from 126 to 140

•	The increase in market adoption of our holistic Video Platform solution continues to deliver strong results:

o	88% year-over-year increase in the number of Video Platform publishers

o	67% year-over-year increase in revenue from existing Video Platform publishers

•	The number of search advertising publishers increased by 60% year-over-year, RPM increased by 42% over the same period

Third Quarter 2022 Financial Highlights(1)

In millions, except per share data	Three months ended			Nine months ended
	September 30,			September 30,
	2022	2021	%	2022	2021	%
Display Advertising Revenue	$86.8	$69.0	+26%	$236.9	$165.1	+43%
Search Advertising Revenue	$71.8	$52.0	+38%	$193.7	$155.4	+25%
Total Revenue	$158.6	$121.0	+31%	$430.6	$320.5	+34%
GAAP Net Income	$25.6	$10.6	+141%	$60.5	$21.0	+188%
Non-GAAP Net Income	$29.9	$15.4	+94%	$75.1	$34.7	+117%
Adjusted EBITDA	$33.0	$17.6	+87%	$84.1	$40.7	+107%
Adjusted EBITDA to Revenue ex-TAC	51%	37%		47%	32%
Net Cash from Operations	$34.7	$14.2	+145%	$83.9	$42.3	+99%
GAAP Diluted EPS	$0.53	$0.28	+89%	$1.27	$0.57	+123%
Non-GAAP Diluted EPS	$0.61	$0.40	+53%	$1.56	$0.93	+68%

(1) See below reconciliation of GAAP to Non-GAAP measures.

Outlook for 2022

Mr. Gerstel concluded, “Given our strong performance and our sustainable and predictable business model, we are increasing our guidance for 2022 substantially.”

In millions
	2021	Prior 2022 Guidance	Current 2022 Guidance	YoY Growth %[1]
Revenue	$478.5	$620-$640	$630-$635	32%[1]
Adjusted EBITDA	$69.6	$102+	$120+	72%[1]
Adjusted EBITDA to Revenue ex-TAC	37%	41%	46%[1]

(1) Calculated at revenue guidance midpoint and Adjusted EBITDA of $120 million

Financial Comparison for the Third Quarter of 2022

Revenue: Revenue increased by 31% to $158.6 million in the third quarter of 2022 from $121.0 million in the third quarter of 2021. Display Advertising revenue increased by 26% year-over-year, accounting for 55% of total revenue. This is primarily due to 209% growth in video, now representing 44% of Display Advertising revenue compared with 18% in the third quarter of 2021, 134% growth in CTV revenue, which represents 9% of Display Advertising revenue, as well as a 10% increase in average deal size and a 9% increase in the number of clients for high impact solutions. The number of SORTTM customers increased by 11% quarter-over-quarter to 140, and SORTTM customers’ spending during the period increased by 25%, representing 17% of Display Advertising revenue compared with 14% in the previous quarter. Search Advertising revenue increased by 38% year-over-year, accounting for 45% of revenue, primarily due to a 42% increase in RPM and a 60% increase in the number of publishers.

Traffic Acquisition Costs (“TAC”): TAC amounted to $93.6 million, or 59% of revenue, in the third quarter of 2022, compared with $73.6 million, or 61% of revenue, in the third quarter of 2021. The improvement in media margin was primarily due to a favorable product mix of ad formats and the iHUB contribution.

Net Income: On a GAAP basis, net income increased by 141% to $25.6 million in the third quarter of 2022 from $10.6 million in the third quarter of 2021.

Non-GAAP Net Income: Non-GAAP net income was $29.9 million, or 19% of revenue, in the third quarter of 2022, compared with $15.4 million, or 13% of revenue, in the third quarter of 2021. A reconciliation of GAAP to non-GAAP net income is included in this press release.

Adjusted EBITDA: Adjusted EBITDA was $33.0 million, or 21% of revenue (and 51% of revenue ex-TAC), in the third quarter of 2022, compared with $17.6 million, or 15% of revenue (and 37% of revenue ex-TAC), in the third quarter of 2021. A reconciliation of GAAP Net Income to Adjusted EBITDA is included in this press release.

Cash and Cash Flow from Operations: As of September 30, 2022, cash and cash equivalents and short-term bank deposits amounted to $390.4 million. Net cash provided by operating activities in the third quarter of 2022 was $34.7 million, compared with $14.2 million in the third quarter of 2021.

Conference Call

Perion management will host a conference call to discuss the results at 8:30 a.m. ET today. Call details:

●	Registration link:

https://incommconferencing.zoom.us/webinar/register/WN__Xf964JLR62r9JhUOeJvHg

●	Toll Free: 1-877-407-0779

●	Toll/International: 1-201-389-0914

A replay of the call and a transcript will be available within approximately 24 hours of the live event on Perion’s website.

About Perion Network Ltd.

Perion is a global advertising technology company whose synergistic solutions are delivered across the three primary channels of digital advertising – ad search, social media and display / video / CTV advertising. These channels are brought together by Perion’s intelligent Hub, which integrates the company’s business assets from both sides of the open Web, providing significant benefit to its brands and publisher customers.

For more information, visit Perion's website at www.perion.com.

Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude stock-based compensation expenses, retention and acquisition related expenses, revaluation of acquisition related contingent consideration, amortization of acquired intangible assets and the related taxes thereon, non-recurring expenses, foreign exchange gains (losses) associated with ASC-842, as well as changes in fair value of earnout contingent consideration. Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating income excluding stock-based compensation expenses, depreciation, acquisition related items consisting of amortization of intangible assets, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements. Revenue excluding Traffic Acquisition Costs (“Revenue ex-TAC”) presents revenue reduced by traffic acquisition costs, reflecting that a portion of our revenue must be directly passed to publishers or advertisers and presents our revenue excluding such items.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, we are unable to quantify certain amounts that would be required for such presentation without unreasonable effort. Consequently, no reconciliation of the forward-looking non-GAAP financial measures is included. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should”, “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, changes in applicable laws and regulations as well as industry self-regulation, data breaches, cyber-attacks and other similar incidents, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 16, 2022. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com
Source: Perion Network Ltd.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands (except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue:
Display Advertising	$86,779	$68,980	$236,933	$165,146
Search Advertising	71,836	52,049	193,653	155,377
Total Revenue	158,615	121,029	430,586	320,523

Costs and Expenses:
Cost of revenue	7,540	6,284	21,014	17,879
Traffic acquisition costs and media buy	93,625	73,590	250,555	194,676
Research and development	7,766	8,630	25,135	26,103
Selling and marketing	12,591	12,926	39,884	36,410
General and administrative	3,793	5,295	15,927	14,055
Depreciation and amortization	3,704	1,922	10,097	6,299
Total Costs and Expenses	129,019	108,647	362,612	295,422

Income from Operations	29,596	12,382	67,974	25,101
Financial expense (income), net	(1,019)	11	(2,526)	116

Income before Taxes on income	30,615	12,371	70,500	24,985
Taxes on income	5,033	1,749	9,952	3,974

Net Income	$25,582	$10,622	$60,548	$21,011

Net Earnings per Share
Basic	$0.57	$0.31	$1.36	$0.63
Diluted	$0.53	$0.28	$1.27	$0.57

Weighted average number of shares
Basic	45,146,639	34,567,551	44,544,483	33,605,215
Diluted	47,997,745	37,865,732	47,560,112	36,866,637

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands

	September 30,	December 31,
	2022	2021
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$171,355	$104,446
Restricted cash	1,042	1,089
Short-term bank deposits	219,000	217,200
Accounts receivable, net	99,862	115,361
Prepaid expenses and other current assets	10,587	8,075
Total Current Assets	501,846	446,171

Long-Term Assets:
Property and equipment, net	3,766	4,211
Operating lease right-of-use assets	9,175	11,578
Goodwill and intangible assets, net	250,179	245,965
Deferred taxes	2,955	5,228
Other assets	68	79
Total Long-Term Assets	266,143	267,061
Total Assets	$767,989	$713,232

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$110,672	$107,730
Accrued expenses and other liabilities	29,376	40,331
Short-term operating lease liability	3,200	3,615
Deferred revenue	2,098	3,852
Short-term payment obligation related to acquisitions	34,571	38,179
Total Current Liabilities	179,917	193,707

Long-Term Liabilities:
Payment obligation related to acquisition	32,966	33,250
Long-term operating lease liability	6,805	9,774
Other long-term liabilities	9,265	9,541
Total Long-Term Liabilities	49,036	52,565
Total Liabilities	228,953	246,272

Shareholders' equity:
Ordinary shares	389	375
Additional paid-in capital	508,946	496,154
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive loss	(1,406)	(128)
Retained earnings (accumulated deficit)	32,109	(28,439)

Total Shareholders' Equity	539,036	466,960
Total Liabilities and Shareholders' Equity	$767,989	$713,232

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net Income	$25,582	$10,622	$60,548	$21,011
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,704	1,922	10,097	6,299
Stock-based compensation expense	3,236	1,744	8,365	3,733
Foreign currency translation	(64)	(18)	(238)	(107)
Accrued interest, net	(825)	(53)	(2,006)	(220)
Deferred taxes, net	1,575	(478)	1,327	(183)
Accrued severance pay, net	(831)	135	(328)	333
Gain from sale of property and equipment	(5)	-	(10)	(11)
Net changes in operating assets and liabilities	2,300	301	6,194	11,415
Net cash provided by operating activities	$34,672	$14,175	$83,949	$42,270

Cash flows from investing activities:
Purchases of property and equipment, net of sales	(349)	(141)	(779)	(495)
Short-term deposits, net	31,600	23,000	(1,800)	(47,300)
Cash paid in connection with acquisitions, net of cash acquired	-	-	(9,570)	(3,438)
Net cash provided by (used in) investing activities	$31,251	$22,859	$(12,149)	$(51,233)

Cash flows from financing activities:
Issuance of shares in private placement, net	-	-	-	60,960
Proceeds from exercise of stock-based compensation	3,147	1,069	4,441	4,940
Payments of contingent consideration	-	-	(9,091)	-
Repayment of long-term loans	-	-	-	(8,333)
Net cash provided by (used in) financing activities	$3,147	$1,069	$(4,650)	$57,567

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(110)	(46)	(288)	(49)
Net increase in cash and cash equivalents and restricted cash	68,960	38,057	66,862	48,555

Cash and cash equivalents and restricted cash at beginning of period	103,437	59,376	105,535	48,878
Cash and cash equivalents and restricted cash at end of period	$172,397	$97,433	$172,397	$97,433

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)

GAAP Net Income	$25,582	$10,622	$60,548	$21,011
Stock-based compensation	3,236	1,744	8,365	3,733
Amortization of acquired intangible assets	3,295	1,370	8,896	4,068
Retention and other related to M&A related expenses	288	1,561	1,518	5,527
Changes in FV of Earnout contingent consideration	(3,816)	-	(3,816)	-
Foreign exchange losses (gains) associated with ASC-842	(80)	6	(824)	(207)
Revaluation of acquisition related contingent consideration	342	136	602	476
Taxes on the above items	1,067	(54)	(145)	92
Non-GAAP Net Income	$29,914	$15,385	$75,144	$34,700

Non-GAAP Net Income	$29,914	$15,385	$75,144	$34,700
Taxes on income	3,966	1,803	10,097	3,882
Financial income, net	(1,281)	(131)	(2,304)	(153)
Depreciation	409	552	1,201	2,231
Adjusted EBITDA	$33,008	$17,609	$84,138	$40,660
Non-GAAP diluted earnings per share	$0.61	$0.40	$1.56	$0.93

Shares used in computing non-GAAP diluted earnings per share	48,873,796	38,428,524	48,112,823	37,206,600